CREDIT SUISSE

Financial Statements

Credit Suisse (Bank)

6M16

Report of Independent Registered Public Accounting Firm
Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
Notes to the
condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Restructuring expenses
14 Trading assets and liabilities
15 Investment securities
16 Loans, allowance for loan losses and credit quality
17 Goodwill
18 Other assets and other liabilities
19 Long-term debt
20 Accumulated other comprehensive income
21 Offsetting of financial assets and financial liabilities
22 Tax
23 Employee deferred compensation
24 Pension and other post-retirement benefits
25 Derivatives and hedging activities
26 Guarantees and commitments
27 Transfers of financial assets and variable interest entities
28 Financial instruments
29 Assets pledged and collateral
30 Litigation

Report of Independent Registered Public Accounting Firm
to the Board of Directors of
Credit Suisse AG, Zurich
We have reviewed the accompanying condensed consolidated balance sheet of Credit Suisse AG and subsidiaries (the “Bank”) as of June 30, 2016 and the related condensed consolidated statements of operations, changes in equity, comprehensive income and cash flows for the six-month periods ended June 30, 2016 and 2015. These condensed consolidated financial statements are the responsibility of the Bank’s management.
We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Bank as of December 31, 2015, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 24, 2016, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2015, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
KPMG AG
Nicholas Edmonds        Anthony Anzevino
Licensed Audit Expert   Global Lead Partner
Zurich, Switzerland
July 28, 2016

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Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
	6M16	6M15
Consolidated statements of operations (CHF million)
Interest and dividend income	9,114	10,146
Interest expense	(5,293)	(5,327)
Net interest income	3,821	4,819
Commissions and fees	5,332	6,132
Trading revenues	(309)	1,898
Other revenues	485	496
Net revenues	9,329	13,345
Provision for credit losses	107	58
Compensation and benefits	5,253	5,865
General and administrative expenses	3,621	3,700
Commission expenses	733	793
Restructuring expenses	318	–
Total other operating expenses	4,672	4,493
Total operating expenses	9,925	10,358
Income/(loss) before taxes	(703)	2,929
Income tax expense/(benefit)	(293)	1,012
Net income/(loss)	(410)	1,917
Net income/(loss) attributable to noncontrolling interests	2	(1)
Net income/(loss) attributable to shareholder	(412)	1,918
Consolidated statements of comprehensive income (unaudited)
in	6M16	6M15
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(410)	1,917
Gains/(losses) on cash flow hedges	68	52
Foreign currency translation	(504)	(2,542)
Unrealized gains/(losses) on securities	5	(5)
Actuarial gains/(losses)	20	34
Net prior service credit/(cost)	0	(7)
Gains/(losses) on liabilities related to credit risk	1,042	–
Other comprehensive income/(loss), net of tax	631	(2,468)
Comprehensive income/(loss)	221	(551)
Comprehensive income/(loss) attributable to noncontrolling interests	(12)	(94)
Comprehensive income/(loss) attributable to shareholder	233	(457)
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)
	6M16	2015
Assets (CHF million)
Cash and due from banks	112,000	90,521
of which reported at fair value	318	89
of which reported from consolidated VIEs	489	1,693
Interest-bearing deposits with banks	4,353	4,953
of which reported at fair value	0	2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	122,436	123,436
of which reported at fair value	79,927	83,565
of which reported from consolidated VIEs	0	53
Securities received as collateral, at fair value	25,993	28,511
of which encumbered	22,046	27,940
Trading assets, at fair value	177,733	191,096
of which encumbered	58,393	62,559
of which reported from consolidated VIEs	3,475	2,372
Investment securities	2,236	2,698
of which reported at fair value	2,236	2,698
of which reported from consolidated VIEs	544	1,009
Other investments	5,885	6,787
of which reported at fair value	3,577	4,227
of which reported from consolidated VIEs	1,955	1,986
Net loans	256,513	254,915
of which reported at fair value	20,831	20,820
of which encumbered	111	108
of which reported from consolidated VIEs	360	1,312
allowance for loan losses	(734)	(724)
Premises and equipment	4,496	4,439
of which reported from consolidated VIEs	256	299
Goodwill	3,872	3,929
Other intangible assets	191	196
of which reported at fair value	111	112
Brokerage receivables	42,106	34,540
Other assets	46,189	57,910
of which reported at fair value	13,439	25,626
of which encumbered	50	671
of which reported from consolidated VIEs	2,501	14,450
Total assets	804,003	803,931
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
	6M16	2015
Liabilities and equity (CHF million)
Due to banks	23,696	21,460
of which reported at fair value	523	490
Customer deposits	336,063	331,700
of which reported at fair value	3,899	3,656
of which reported from consolidated VIEs	0	0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	32,499	46,598
of which reported at fair value	18,114	32,398
Obligation to return securities received as collateral, at fair value	25,993	28,511
Trading liabilities, at fair value	51,692	49,054
of which reported from consolidated VIEs	137	27
Short-term borrowings	11,178	8,657
of which reported at fair value	2,996	3,112
of which reported from consolidated VIEs	1	81
Long-term debt	194,603	192,094
of which reported at fair value	73,070	80,002
of which reported from consolidated VIEs	1,780	14,826
Brokerage payables	43,944	39,452
Other liabilities	39,336	41,715
of which reported at fair value	10,097	11,745
of which reported from consolidated VIEs	239	835
Total liabilities	759,004	759,241
Common shares	4,400	4,400
Additional paid-in capital	40,251	39,883
Retained earnings	11,540	12,427
Accumulated other comprehensive income/(loss)	(12,194)	(13,304)
Total shareholder's equity	43,997	43,406
Noncontrolling interests	1,002	1,284
Total equity	44,999	44,690

Total liabilities and equity	804,003	803,931
end of	6M16	2015
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of June 30, 2016. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholder
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income/ (loss)	Total share- holder's equity	Non- controlling interests	Total equity
6M16 (CHF million)
Balance at beginning of period	4,400	39,883		12,427	0		(13,304)	43,406	1,284	44,690
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–		–	–	(65)	(65)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–		–	–	79	79
Net income/(loss)	–	–		(412)	–		–	(412)	2	(410)
Cumulative effect of accounting changes, net of tax	–	–		(465)	–		465	–	–	–
Total other comprehensive income/(loss), net of tax	–	–		–	–		645	645	(14)	631
Share-based compensation, net of tax	–	(295)	[4]	–	–		–	(295)	–	(295)
Dividends on share-based compensation, net of tax	–	(40)		–	–		–	(40)	–	(40)
Dividends paid	–	–		(10)	–		–	(10)	–	(10)
Changes in scope of consolidation, net	–	–		–	–		–	–	(255)	(255)
Other	–	703		–	–		–	703	(29)	674
Balance at end of period	4,400	40,251		11,540	0		(12,194)	43,997	1,002	44,999
6M15 (CHF million)
Balance at beginning of period	4,400	34,842		15,877	0		(12,224)	42,895	1,746	44,641
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–		–	–	(239)	(239)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–		–	–	46	46
Net income/(loss)	–	–		1,918	–		–	1,918	(1)	1,917
Total other comprehensive income/(loss), net of tax	–	–		–	–		(2,375)	(2,375)	(93)	(2,468)
Share-based compensation, net of tax	–	(967)		–	–		–	(967)	(1)	(968)
Dividends on share-based compensation, net of tax	–	(12)		–	–		–	(12)	–	(12)
Dividends paid	–	–		(80)	–		–	(80)	–	(80)
Changes in scope of consolidation, net	–	–		–	–		–	–	6	6
Other	–	–		–	–		–	–	(2)	(2)
Balance at end of period	4,400	33,863		17,715	0		(14,599)	41,379	1,462	42,841
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
4 Includes a net tax charge of CHF (125) million from the excess recognized compensation expense over fair value of shares delivered.
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M16	6M15
Operating activities of continuing operations (CHF million)
Net income/(loss)	(410)	1,917
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	465	516
Provision for credit losses	107	58
Deferred tax provision/(benefit)	(449)	682
Share of net income/(loss) from equity method investments	61	(29)
Trading assets and liabilities, net	15,249	12,675
(Increase)/decrease in other assets	(9,290)	(8,235)
Increase/(decrease) in other liabilities	4,318	(4,871)
Other, net	(244)	361
Total adjustments	10,217	1,157
Net cash provided by/(used in) operating activities of continuing operations	9,807	3,074
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	609	(91)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	804	15,657
Purchase of investment securities	(60)	(272)
Proceeds from sale of investment securities	9	14
Maturities of investment securities	191	332
Investments in subsidiaries and other investments	(362)	(308)
Proceeds from sale of other investments	583	920
(Increase)/decrease in loans	(2,826)	(3,199)
Proceeds from sales of loans	415	1,018
Capital expenditures for premises and equipment and other intangible assets	(580)	(468)
Proceeds from sale of premises and equipment and other intangible assets	53	11
Other, net	51	192
Net cash provided by/(used in) investing activities of continuing operations	(1,113)	13,806
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M16	6M15
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	8,348	1,027
Increase/(decrease) in short-term borrowings	3,049	1,110
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(13,622)	(7,873)
Issuances of long-term debt	35,441	46,955
Repayments of long-term debt	(20,512)	(29,320)
Dividends paid	(10)	(10)
Other, net	550	(1,008)
Net cash provided by/(used in) financing activities of continuing operations	13,244	10,881
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(459)	(3,403)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	21,479	24,358

Cash and due from banks at beginning of period	90,521	78,000
Cash and due from banks at end of period	112,000	102,358
Supplemental cash flow information (unaudited)
in	6M16	6M15
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	186	632
Cash paid for interest	5,032	5,555
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	0	2
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	0	34
Liabilities sold	0	7
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Notes to the
condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse AG (the Bank) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2015, included in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2015 (Credit Suisse Annual Report 2015).
> Refer to “Note 1 – Summary of significant accounting policies” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2015 for a description of the Bank’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
> Refer to “Note 2 – Recently issued accounting standards” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2015 for a complete description of recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q16 for the most recently adopted accounting standards and standards to be adopted in future periods.
The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.
3 Business developments
> Refer to “Note 3 – Business developments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q16 for further information.
4 Discontinued operations
There were no operations that were discontinued in 6M16 or 2015.
> Refer to “Note 4 – Discontinued operations” in in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2015 for further information.

5 Segment information
> Refer to “Note 5 – Segment information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q16 for further information.
Overview
For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Swiss Universal Bank. Income from continuing operations before taxes of these non-consolidated affiliate entities included in the segment presentation for 6M16 and 6M15 were CHF 122 million and CHF 147 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 298 million and CHF 325 million, respectively. Total assets of these non-consolidated affiliate entities included in the segment presentation as of the end of 6M16 and 6M15 were CHF 27.8 billion and CHF 27.6 billion, respectively.
Net revenues and income before taxes
in	6M16	6M15
Net revenues (CHF million)
Swiss Universal Bank	2,693	2,862
International Wealth Management	2,318	2,286
Asia Pacific	1,818	2,128
Global Markets	2,875	4,077
Investment Banking & Capital Markets	931	967
Strategic Resolution Unit	(904)	725
Adjustments [1]	(402)	300
Net revenues	9,329	13,345
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	885	911
International Wealth Management	545	550
Asia Pacific	470	832
Global Markets	(44)	1,118
Investment Banking & Capital Markets	73	98
Strategic Resolution Unit	(2,012)	(554)
Adjustments [1]	(620)	(26)
Income/(loss) from continuing operations before taxes	(703)	2,929
2
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

Total assets
end of	6M16	2015
Total assets (CHF million)
Swiss Universal Bank	224,866	220,359
International Wealth Management	90,156	96,085
Asia Pacific	92,194	85,929
Global Markets	239,419	234,276
Investment Banking & Capital Markets	22,064	18,712
Strategic Resolution Unit	98,058	100,823
Adjustments [1]	37,246	47,747
Total assets	804,003	803,931
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

6 Net interest income
in	6M16	6M15
Net interest income (CHF million)
Loans	2,547	2,400
Investment securities	32	29
Trading assets	4,378	5,282
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,413	1,328
Other	744	1,107
Interest and dividend income	9,114	10,146
Deposits	(492)	(466)
Short-term borrowings	(38)	(62)
Trading liabilities	(2,226)	(2,307)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(753)	(640)
Long-term debt	(1,684)	(1,745)
Other	(100)	(107)
Interest expense	(5,293)	(5,327)
Net interest income	3,821	4,819
7 Commissions and fees
in	6M16	6M15
Commissions and fees (CHF million)
Lending business	823	705
Investment and portfolio management	1,497	1,640
Other securities business	26	43
Fiduciary business	1,523	1,683
Underwriting	617	932
Brokerage	1,576	1,967
Underwriting and brokerage	2,193	2,899
Other services	793	845
Commissions and fees	5,332	6,132
8 Trading revenues
in	6M16	6M15
Trading revenues (CHF million)
Interest rate products	4,595	4,164
Foreign exchange products	(2,149)	(514)
Equity/index-related products	(2,097)	(1,275)
Credit products	(1,268)	(460)
Commodity, emission and energy products	13	18
Other products	597	(35)
Total	(309)	1,898
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

9 Other revenues
in	6M16	6M15
Other revenues (CHF million)
Noncontrolling interests without significant economic interest	0	(17)
Loans held-for-sale	(57)	(27)
Long-lived assets held-for-sale	24	2
Equity method investments	69	93
Other investments	11	20
Other	438	425
Other revenues	485	496
10 Provision for credit losses
in	6M16	6M15
Provision for credit losses (CHF million)
Provision for loan losses	98	41
Provision for lending-related and other exposures	9	17
Provision for credit losses	107	58
11 Compensation and benefits
in	6M16	6M15
Compensation and benefits (CHF million)
Salaries and variable compensation	4,436	4,973
Social security	350	456
Other [1]	467	436
Compensation and benefits	5,253	5,865
1 Includes pension and other post-retirement expense of CHF 302 million and CHF 274 million in 6M16 and 6M15, respectively.
12 General and administrative expenses
in	6M16	6M15
General and administrative expenses (CHF million)
Occupancy expenses	481	484
IT, machinery, etc.	565	607
Provisions and losses	169	203
Travel and entertainment	163	178
Professional services	1,515	1,358
Amortization and impairment of other intangible assets	4	11
Other	724	859
General and administrative expenses	3,621	3,700

13 Restructuring expenses
> Refer to “Note 13 – Restructuring expenses” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q16 for further information.
In connection with the strategic review of the Bank, restructuring expenses of CHF 318 million were recognized in 6M16.
Restructuring expenses by segment
in	6M16
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	44
International Wealth Management	23
Asia Pacific	11
Global Markets	150
Investment Banking & Capital Markets	19
Strategic Resolution Unit	99
Adjustments	(28)	[1]
Total restructuring expenses	318
1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa.
Restructuring expenses by type
in	6M16
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	204
of which severance expenses	117
of which accelerated deferred compensation	83
of which pension expenses	4
General and administrative-related expenses	114
Total restructuring expenses	318
Restructuring provision
	6M16
	Severance expense	General and administrative- related expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	187	12	199
Net additional charges	117	114	231	[1]
Utilization	(116)	(16)	(132)
Balance at end of period	188	110	298
1
The following items for which expense accretion was accelerated in 6M16 due to the restructuring of the Bank are not included in the restructuring provision: unsettled share-based compensation of CHF 6 million, which remain classified as a component of total shareholder’s equity; and unsettled cash-based deferred compensation of CHF 81 million, which remains classified as compensation liabilities. The settlement date for the unsettled share-based compensation remains unchanged at three years.

14 Trading assets and liabilities
end of	6M16	2015
Trading assets (CHF million)
Debt securities	66,674	80,546
Equity securities	69,895	71,102
Derivative instruments [1]	29,504	28,579
Other	11,660	10,869
Trading assets	177,733	191,096
Trading liabilities (CHF million)
Short positions	24,647	25,509
Derivative instruments [1]	27,045	23,545
Trading liabilities	51,692	49,054
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	6M16	2015
Cash collateral – netted (CHF million) [1]
Cash collateral paid	39,759	32,127
Cash collateral received	29,055	22,027
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	10,050	7,987
Cash collateral received	12,776	13,991
1 Recorded as cash collateral netting on derivative instruments in Note 21 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 18 – Other assets and other liabilities.

15 Investment securities
end of	6M16	2015
Investment securities (CHF million)
Securities available-for-sale	2,236	2,698
Total investment securities	2,236	2,698
Investment securities by type
end of	6M16				2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
6M16 (CHF million)
Debt securities issued by foreign governments	1,287	38	0	1,325	1,292	30	0	1,322
Corporate debt securities	280	0	0	280	281	0	0	281
Residential mortgage-backed securities	515	0	0	515	750	0	0	750
Commercial mortgage-backed securities	29	0	0	29	259	0	0	259
Debt securities available-for-sale	2,111	38	0	2,149	2,582	30	0	2,612
Banks, trust and insurance companies	66	21	0	87	65	20	0	85
Industry and all other	0	0	0	0	1	0	0	1
Equity securities available-for-sale	66	21	0	87	66	20	0	86
Securities available-for-sale	2,177	59	0	2,236	2,648	50	0	2,698
There were no unrealized losses on investment securities in 6M16 and 6M15. No significant impairment was recorded as the Bank does not intend to sell the investments, nor is it more likely than not that the Bank will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	6M16		6M15
	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	8	1	0	14
Realized gains	0	0	0	1
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
6M16 (CHF million)
Due within 1 year	269	269	0.18
Due from 1 to 5 years	1,298	1,336	0.80
Due from 5 to 10 years	0	0	0.00
Due after 10 years	544	544	5.45
Total debt securities	2,111	2,149	1.92

16 Loans, allowance for loan losses and credit quality
> Refer to “Note 17 – Loans, allowance for loan losses and credit quality” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q16 and “Note 18 – Loans, allowance for loan losses and credit quality” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2015 for further information.
Loans
end of	6M16	2015
Loans (CHF million)
Mortgages	89,695	88,566
Loans collateralized by securities	36,270	37,833
Consumer finance	1,091	1,092
Consumer	127,056	127,491
Real estate	23,193	23,561
Commercial and industrial loans	78,496	74,967
Financial institutions	24,915	26,375
Governments and public institutions	3,790	3,445
Corporate & institutional	130,394	128,348
Gross loans	257,450	255,839
of which held at amortized cost	236,619	235,019
of which held at fair value	20,831	20,820
Net (unearned income)/deferred expenses	(203)	(200)
Allowance for loan losses	(734)	(724)
Net loans	256,513	254,915
Gross loans by location (CHF million)
Switzerland	141,030	137,729
Foreign	116,420	118,110
Gross loans	257,450	255,839
Impaired loan portfolio (CHF million)
Non-performing loans	1,257	810
Non-interest-earning loans	185	251
Total non-performing and non-interest-earning loans	1,442	1,061
Restructured loans	257	282
Potential problem loans	351	373
Total other impaired loans	608	655
Gross impaired loans	2,050	1,716

Allowance for loan losses
	6M16			6M15
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	113	611	724	131	466	597
Net movements recognized in statements of operations	(8)	106	98	10	31	41
Gross write-offs	(15)	(102)	(117)	(44)	(27)	(71)
Recoveries	3	29	32	3	9	12
Net write-offs	(12)	(73)	(85)	(41)	(18)	(59)
Provisions for interest	5	1	6	3	9	12
Foreign currency translation impact and other adjustments, net	(4)	(5)	(9)	(4)	(15)	(19)
Balance at end of period	94	640	734	99	473	572
of which individually evaluated for impairment	69	459	528	73	320	393
of which collectively evaluated for impairment	25	181	206	26	153	179
Gross loans held at amortized cost (CHF million)
Balance at end of period	127,034	109,585	236,619	126,357	107,712	234,069
of which individually evaluated for impairment [1]	479	1,571	2,050	468	853	1,321
of which collectively evaluated for impairment	126,555	108,014	234,569	125,889	106,859	232,748
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	6M16			6M15
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	1,415	1,415	231	2,348	2,579
Reclassifications from loans held-for-sale [2]	0	125	125	0	158	158
Reclassifications to loans held-for-sale [3]	1,632	664	2,296	0	373	373
Sales [3]	0	30	30	0	214	214
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	Ratings AAA to BBB	Ratings BB to C	Rating D	Total
6M16 (CHF million)
Mortgages	81,361	8,135	199	89,695
Loans collateralized by securities	33,295	2,857	118	36,270
Consumer finance	740	237	92	1,069
Consumer	115,396	11,229	409	127,034
Real estate	17,801	4,679	68	22,548
Commercial and industrial loans	34,160	31,335	1,076	66,571
Financial institutions	16,977	2,474	136	19,587
Governments and public institutions	812	52	15	879
Corporate & institutional	69,750	38,540	1,295	109,585
Gross loans held at amortized cost	185,146	49,769	1,704	236,619
Value of collateral [1]	164,993	42,665	941	208,599
2015 (CHF million)
Mortgages	79,664	8,697	205	88,566
Loans collateralized by securities	36,028	1,667	138	37,833
Consumer finance	743	231	98	1,072
Consumer	116,435	10,595	441	127,471
Real estate	17,717	4,995	77	22,789
Commercial and industrial loans	31,720	30,898	802	63,420
Financial institutions	17,445	2,951	149	20,545
Governments and public institutions	691	103	0	794
Corporate & institutional	67,573	38,947	1,028	107,548
Gross loans held at amortized cost	184,008	49,542	1,469	235,019
Value of collateral [1]	166,086	41,583	957	208,626
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Bank's risk management policies and directives, with maximum review periods determined by property type, market liquidity, market transparency and appraisal cost.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total
6M16 (CHF million)
Mortgages	89,304	153	21	9	208	391	89,695
Loans collateralized by securities	35,943	166	28	7	126	327	36,270
Consumer finance	742	228	9	24	66	327	1,069
Consumer	125,989	547	58	40	400	1,045	127,034
Real estate	22,401	75	6	0	66	147	22,548
Commercial and industrial loans	64,820	731	84	223	713	1,751	66,571
Financial institutions	19,323	125	13	0	126	264	19,587
Governments and public institutions	873	6	0	0	0	6	879
Corporate & institutional	107,417	937	103	223	905	2,168	109,585
Gross loans held at amortized cost	233,406	1,484	161	263	1,305	3,213	236,619
2015 (CHF million)
Mortgages	88,326	78	16	8	138	240	88,566
Loans collateralized by securities	37,476	214	7	1	135	357	37,833
Consumer finance	875	120	7	19	51	197	1,072
Consumer	126,677	412	30	28	324	794	127,471
Real estate	22,708	24	3	0	54	81	22,789
Commercial and industrial loans	62,379	498	105	68	370	1,041	63,420
Financial institutions	20,299	90	45	2	109	246	20,545
Governments and public institutions	793	1	0	0	0	1	794
Corporate & institutional	106,179	613	153	70	533	1,369	107,548
Gross loans held at amortized cost	232,856	1,025	183	98	857	2,163	235,019
Gross impaired loans by category
	Non-performing and non-interest earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
6M16 (CHF million)
Mortgages	212	6	218	13	27	40	258	[1]
Loans collateralized by securities	122	5	127	0	0	0	127
Consumer finance	66	27	93	0	1	1	94
Consumer	400	38	438	13	28	41	479
Real estate	76	4	80	0	4	4	84
Commercial and industrial loans	698	93	791	244	276	520	1,311
Financial institutions	83	50	133	0	28	28	161
Governments and public institutions	0	0	0	0	15	15	15
Corporate & institutional	857	147	1,004	244	323	567	1,571
Gross impaired loans	1,257	185	1,442	257	351	608	2,050
2015 (CHF million)
Mortgages	173	13	186	18	25	43	229	[1]
Loans collateralized by securities	108	27	135	0	3	3	138
Consumer finance	77	23	100	0	1	1	101
Consumer	358	63	421	18	29	47	468
Real estate	51	19	70	0	11	11	81
Commercial and industrial loans	314	119	433	263	298	561	994
Financial institutions	87	50	137	1	35	36	173
Corporate & institutional	452	188	640	264	344	608	1,248
Gross impaired loans	810	251	1,061	282	373	655	1,716
1
As of 6M16 and 2015, CHF 58 million and CHF 57 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	6M16			2015
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	157	145	15	163	153	19
Loans collateralized by securities	124	116	8	117	112	14
Consumer finance	87	80	46	94	88	51
Consumer	368	341	69	374	353	84
Real estate	60	55	7	57	52	7
Commercial and industrial loans	918	901	386	760	745	365
Financial institutions	161	154	66	171	166	83
Corporate & institutional	1,139	1,110	459	988	963	455
Gross impaired loans with a specific allowance	1,507	1,451	528	1,362	1,316	539
Mortgages	101	101	–	66	65	–
Loans collateralized by securities	3	3	–	21	22	–
Consumer finance	7	7	–	7	7	–
Consumer	111	111	–	94	94	–
Real estate	24	24	–	24	24	–
Commercial and industrial loans	393	393	–	234	234	–
Financial institutions	0	0	–	2	2	–
Governments and public institutions	15	15	–	0	0	–
Corporate & institutional	432	432	–	260	260	–
Gross impaired loans without specific allowance	543	543	–	354	354	–
Gross impaired loans	2,050	1,994	528	1,716	1,670	539
of which consumer	479	452	69	468	447	84
of which corporate & institutional	1,571	1,542	459	1,248	1,223	455

Gross impaired loan detail (continued)
in	6M16			6M15
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	150	1	1	143	1	1
Loans collateralized by securities	118	0	0	49	0	0
Consumer finance	85	0	0	86	1	1
Consumer	353	1	1	278	2	2
Real estate	51	0	0	63	0	0
Commercial and industrial loans	925	4	1	509	3	2
Financial institutions	167	1	0	141	1	1
Governments and public institutions	2	0	0	0	0	0
Corporate & institutional	1,145	5	1	713	4	3
Gross impaired loans with a specific allowance	1,498	6	2	991	6	5
Mortgages	82	1	0	52	1	0
Loans collateralized by securities	21	0	0	32	1	0
Consumer finance	15	0	0	7	0	0
Consumer	118	1	0	91	2	0
Real estate	37	0	0	5	0	0
Commercial and industrial loans	263	3	0	23	0	0
Financial institutions	2	0	0	1	0	0
Governments and public institutions	4	0	0	0	0	0
Corporate & institutional	306	3	0	29	0	0
Gross impaired loans without specific allowance	424	4	0	120	2	0
Gross impaired loans	1,922	10	2	1,111	8	5
of which consumer	471	2	1	369	4	2
of which corporate & institutional	1,451	8	1	742	4	3
Restructured loans held at amortized cost
in	6M16			6M15
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Commercial and industrial loans	8	59	59	4	92	99
Total	8	59	59	4	92	99
In 6M15, the Bank reported the default of one loan within commercial and industrial loans with a recorded investment amount of CHF 65 million, which had been restructured within the previous 12 months. In 6M16, the Bank did not experience a default on any loan that had been restructured within the previous 12 months.
In 6M16, the loan modifications of the Bank included extended repayment terms, including the suspension of annual contractual credit limit reductions, cash margin requirements on new trade finance transactions, waiver of covenants, release of corporate guarantees and waiver of interest.

17 Goodwill
6M16	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Bank
Gross amount of goodwill (CHF million)
Balance at beginning of period	496	1,511	2,046	2,838	917	12	7,820
Goodwill acquired during the year	5	0	0	0	0	0	5
Foreign currency translation impact	(5)	(27)	(15)	(1)	(7)	0	(55)
Other	(1)	(5)	(1)	0	0	0	(7)
Balance at end of period	495	1,479	2,030	2,837	910	12	7,763
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	495	1,479	1,258	118	522	0	3,872
> Refer to “Note 18 – Goodwill” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q16 for further information.

18 Other assets and other liabilities
end of	6M16	2015
Other assets (CHF million)
Cash collateral on derivative instruments	10,050	7,987
Cash collateral on non-derivative transactions	987	327
Derivative instruments used for hedging	168	186
Assets held-for-sale	12,968	26,061
of which loans [1]	12,782	25,839
of which real estate [2]	157	182
of which long-lived assets	29	40
Assets held for separate accounts	625	1,307
Interest and fees receivable	5,346	5,643
Deferred tax assets	6,280	6,068
Prepaid expenses	519	442
Failed purchases	2,923	2,770
Other	6,323	7,119
Other assets	46,189	57,910
Other liabilities (CHF million)
Cash collateral on derivative instruments	12,776	13,991
Cash collateral on non-derivative transactions	360	518
Derivative instruments used for hedging	303	110
Deposits held-for-sale	2,420	0
Provisions	1,521	1,841
of which off-balance sheet risk	94	87
Restructuring liabilities	298	199
Liabilities held for separate accounts	625	1,307
Interest and fees payable	6,108	5,926
Current tax liabilities	738	577
Deferred tax liabilities	34	41
Failed sales	1,102	1,551
Other	13,051	15,654
Other liabilities	39,336	41,715
1
Included as of 6M16 and 2015 were CHF 802 million and CHF 1,135 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 72 million and CHF 60 million, respectively, in loans held in trusts, which are consolidated as a result of failed sales under US GAAP.

2
As of 6M16 and 2015, real estate held-for-sale included foreclosed or repossessed real estate of CHF 21 million and CHF 31 million, respectively, of which CHF 13 million and CHF 3 million, respectively, were related to residential real estate.

19 Long-term debt
Long-term debt
end of	6M16	2015
Long-term debt (CHF million)
Senior	169,578	153,372
Subordinated	23,245	23,896
Non-recourse liabilities from consolidated VIEs	1,780	14,826
Long-term debt	194,603	192,094
of which reported at fair value	73,070	80,002
of which structured notes	60,446	54,848
Structured notes by product
end of	6M16	2015
Structured notes (CHF million)
Equity	35,490	35,594
Fixed income	16,398	11,534
Credit	5,618	5,261
Other	2,940	2,459
Total structured notes	60,446	54,848

20 Accumulated other comprehensive income
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
6M16 (CHF million)
Balance at beginning of period	6	(12,751)	50	(612)	3	–	(13,304)
Increase/(decrease)	73	(546)	5	0	0	1,042	574
Reclassification adjustments, included in net income/(loss)	(5)	56	0	20	0	–	71
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	465	465
Total increase/(decrease)	68	(490)	5	20	0	1,507	1,110
Balance at end of period	74	(13,241)	55	(592)	3	1,507	(12,194)
6M15 (CHF million)
Balance at beginning of period	(18)	(11,623)	56	(656)	17	–	(12,224)
Increase/(decrease)	43	(2,455)	(4)	0	0	–	(2,416)
Reclassification adjustments, included in net income/(loss)	9	6	(1)	34	(7)	–	41
Total increase/(decrease)	52	(2,449)	(5)	34	(7)	–	(2,375)
Balance at end of period	34	(14,072)	51	(622)	10	–	(14,599)
Details on significant reclassification adjustments
in	6M16	6M15
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments [1]	56	6
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	28	45
Tax expense/(benefit)	(8)	(11)
Net of tax	20	34
1
Includes net releases of CHF 55 million on the sale of Credit Suisse (Gibraltar) Limited in 6M16. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 24 – Pension and other post-retirement benefits" for further information.

21 Offsetting of financial assets and financial liabilities
> Refer to “Note 22 – Offsetting of financial assets and financial liabilities” in III –
Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q16 for further information.
Offsetting of derivatives
end of	6M16		2015
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	28.1	24.0	15.7	14.5
OTC	191.6	187.4	152.9	146.3
Exchange-traded	0.1	0.2	0.0	0.0
Interest rate products	219.8	211.6	168.6	160.8
OTC-cleared	0.1	0.3	0.0	0.0
OTC	58.9	70.0	58.1	68.2
Exchange-traded	0.5	0.1	0.3	0.3
Foreign exchange products	59.5	70.4	58.4	68.5
OTC-cleared	0.1	0.3	0.0	0.0
OTC	11.6	13.9	12.0	13.5
Exchange-traded	12.2	15.2	8.9	11.2
Equity/index-related products	23.9	29.4	20.9	24.7
OTC-cleared	1.8	2.1	3.8	4.0
OTC	11.6	11.5	13.5	12.4
Exchange-traded	0.0	0.0	0.0	0.0
Credit derivatives	13.4	13.6	17.3	16.4
OTC-cleared	0.1	0.0	0.0	0.1
OTC	2.2	1.3	2.7	1.5
Exchange-traded	0.0	0.0	0.0	0.2
Other products	2.3	1.3	2.7	1.8
OTC-cleared	30.2	26.7	19.5	18.6
OTC	275.9	284.1	239.2	241.9
Exchange-traded	12.8	15.5	9.2	11.7
Total gross derivatives subject to enforceable master netting agreements	318.9	326.3	267.9	272.2
Offsetting (CHF billion)
OTC-cleared	(27.4)	(26.2)	(19.0)	(18.6)
OTC	(255.0)	(265.7)	(217.1)	(226.7)
Exchange-traded	(12.1)	(13.4)	(9.0)	(9.8)
Offsetting	(294.5)	(305.3)	(245.1)	(255.1)
of which counterparty netting	(265.4)	(265.4)	(223.0)	(223.0)
of which cash collateral netting	(29.1)	(39.9)	(22.1)	(32.1)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	2.8	0.5	0.5	0.0
OTC	20.9	18.4	22.1	15.2
Exchange-traded	0.7	2.1	0.2	1.9
Total net derivatives subject to enforceable master netting agreements	24.4	21.0	22.8	17.1
Total derivatives not subject to enforceable master netting agreements [1]	5.3	6.3	6.0	6.5
Total net derivatives presented in the consolidated balance sheets	29.7	27.3	28.8	23.6
of which recorded in trading assets and trading liabilities	29.5	27.0	28.6	23.5
of which recorded in other assets and other liabilities	0.2	0.3	0.2	0.1
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	6M16				2015
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	80.7	(17.7)	63.0		92.4	(19.6)	72.8
Securities borrowing transactions	24.2	(4.6)	19.6		21.4	(3.9)	17.5
Total subject to enforceable master netting agreements	104.9	(22.3)	82.6		113.8	(23.5)	90.3
Total not subject to enforceable master netting agreements [1]	39.8	–	39.8		33.1	–	33.1
Total	144.7	(22.3)	122.4	[2]	146.9	(23.5)	123.4	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 79,927 million and CHF 83,565 million of the total net amount as of 6M15 and 4Q15, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	6M16				2015
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	42.1	(19.5)	22.6		43.2	(21.4)	21.8
Securities lending transactions	8.9	(2.8)	6.1		9.8	(2.1)	7.7
Obligation to return securities received as collateral, at fair value	16.9	0.0	16.9		19.4	0.0	19.4
Total subject to enforceable master netting agreements	67.9	(22.3)	45.6		72.4	(23.5)	48.9
Total not subject to enforceable master netting agreements [1]	12.9	–	12.9		26.2	–	26.2
Total	80.8	(22.3)	58.5		98.6	(23.5)	75.1
of which securities sold under repurchase agreements and securities lending transactions	54.8	(22.3)	32.5	[2]	70.1	(23.5)	46.6	[2]
of which obligation to return securities received as collateral, at fair value	26.0	0.0	26.0		28.5	0.0	28.5
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 18,114 million and CHF 32,398 million of the total net amount as of 6M16 and 4Q15, respectively, are reported at fair value.
Amounts not offset in the consolidated balance sheets
end of	6M16						2015
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	24.4	6.1		0.1		18.2	22.8	6.2		0.8		15.8
Securities purchased under resale agreements	63.0	63.0		0.0		0.0	72.8	72.8		0.0		0.0
Securities borrowing transactions	19.6	19.1		0.0		0.5	17.5	17.1		0.0		0.4
Total financial assets subject to enforceable master netting agreements	107.0	88.2		0.1		18.7	113.1	96.1		0.8		16.2
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	21.0	5.6		0.0		15.4	17.1	3.4		0.0		13.7
Securities sold under repurchase agreements	22.6	22.6		0.0		0.0	21.8	21.8		0.0		0.0
Securities lending transactions	6.1	6.0		0.0		0.1	7.7	7.4		0.0		0.3
Obligation to return securities received as collateral, at fair value	16.9	16.3		0.0		0.6	19.4	18.5		0.0		0.9
Total financial liabilities subject to enforceable master netting agreements	66.6	50.5		0.0		16.1	66.0	51.1		0.0		14.9
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

22 Tax
The effective tax rate of 41.7% in 6M16 mainly reflected the impact of the geographical mix of results. Overall, net deferred tax assets increased CHF 219 million to CHF 6,246 million as of the end of 6M16 compared to 2015.
The half-yearly income tax expense includes the impact of the continuous re-assessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2016, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 4.3 billion which are considered indefinitely reinvested. The Bank would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Bank is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 7 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2012; Switzerland – 2011; Brazil – 2010; the US – 2010; the UK – 2009; and the Netherlands – 2005.
Effective tax rate
in	6M16	6M15
Effective tax rate (%)	41.7	34.6
Tax expense reconciliation
in	6M16
CHF million
Income tax expense/(benefit) computed at the statutory tax rate of 22%	(155)
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(72)
Changes in tax law and rates	4
Other non-deductible expenses	95
Changes in deferred tax valuation allowance	64
Lower taxed income	(80)
Change in recognition of outside basis difference	142
Tax deductible impairments of Swiss subsidiary investments	(52)
Other	(239)
Income tax expense/(benefit)	(293)
Foreign tax rate differential
6M16 included a foreign tax benefit of CHF 72 million in respect of earnings in higher tax jurisdictions, such as the US, as well as earnings in lower tax jurisdictions, such as Singapore.
Other non-deductible expenses
6M16 included the impact of non-deductible interest expenses of CHF 69 million, non-deductible bank levy costs and other non-deductible compensation expenses of CHF 17 million and non-deductible litigation settlement charge of CHF 9 million.
Changes in deferred tax valuation allowance
6M16 included the impact of the increase of valuation allowances of CHF 68 million mainly in respect of three of the Bank’s operating entities, all in the UK, and a decrease of valuation allowances of CHF 4 million related to estimated current year earnings.
Lower taxed income
6M16 included the impact of a beneficial earnings mix in one of the Bank’s operating entities in Switzerland of CHF 65 million, a CHF 14 million income tax benefit related to non-taxable life insurance income and CHF 1 million related to exempt income.
Change in recognition of outside basis difference
6M16 included a CHF 142 million income tax expense related to a change of the outside basis difference relating to Swiss subsidiary investments.
Other
6M16 included tax benefit of CHF 165 million relating to the re-assessment of deferred tax balances in one of the Bank’s operating entities in Switzerland, a tax benefit from the impact of prior year adjustments of CHF 32 million and a tax benefit of CHF 22 million relating to the decrease of tax contingency accruals. The remaining balance included various smaller items.

Net deferred tax assets
end of	6M16	2015
Net deferred tax assets (CHF million)
Deferred tax assets	6,280	6,068
of which net operating losses	2,593	1,753
of which deductible temporary differences	3,687	4,315
Deferred tax liabilities	(34)	(41)
Net deferred tax assets	6,246	6,027
23 Employee deferred compensation
> Refer to “Note 24 – Employee deferred compensation” in III –
Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q16 and “Note 28 – Employee deferred compensation” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2015 for further information.
Deferred compensation expense
in	6M16	6M15
Deferred compensation expense (CHF million)
Share awards	334	444
Performance share awards	205	303
Contingent Capital Awards	62	196
Contingent Capital share awards	6	0
Capital Opportunity Facility awards	6	7
Plus Bond awards [1]	5	11
2011 Partner Asset Facility awards [2]	0	1
Restricted Cash Awards	0	21
2008 Partner Asset Facility awards [3]	(16)	22
Other cash awards	140	207
Total deferred compensation expense	742	1,212
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 6M13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets prior to the CCA conversion.
3 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	6M16
Estimated unrecognized compensation expense (CHF million)
Share awards	697
Performance share awards	306
Contingent Capital Awards	211
Contingent Capital share awards	58
Other cash awards	266
Estimated unrecognized deferred compensation expense	1,538

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
6M16 activity
In 6M16, the Bank granted share awards, performance share awards and Contingent Capital Awards as part of the 2015 variable compensation. Expense recognition for these awards began in 6M16 and will continue over the remaining service or vesting period of each respective award.
Share awards
In 6M16, the Bank granted 33.1 million shares at a weighted-average share price of CHF 18.21. Each share award granted entitles the holder of the award to receive one Group share and is subject to service conditions as it vests over three years, such that the share award vests equally on each of the three anniversaries of the grant date.
Performance share awards
In 6M16, the Bank granted 21.3 million performance shares at a weighted-average share price of CHF 18.62. Each performance share award granted entitles the holder of the award to receive one Group share. Performance share awards vest over three years, such that the performance share awards vest equally on each of the three anniversaries of the grant date. Unlike the share award, the outstanding performance share award is subject to a negative adjustment in the event of a divisional loss in which the employee worked as of December 31, 2015, or a negative return on equity (ROE) of the Group, whichever results in a larger adjustment. For employees in corporate functions and the Strategic Resolution Unit, the negative adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions.
Contingent Capital Awards
In 6M16, the Bank awarded Contingent Capital Awards (CCA) with a total value of CHF 217 million. CCA are scheduled to vest on the third anniversary of the grant date and will be expensed over a three-year period from the grant date.
In March 2016, the Bank executed a voluntary exchange offer, under which employees had the right to voluntarily convert a portion of their respective CCA into Contingent Capital share awards at a conversion price of CHF 14.57. CCA holders elected to convert CHF 213 million of their CCA into the new Contingent Capital share awards during the election period. This fair value represented an approximate conversion rate of 15%. Each Contingent Capital share award had a grant-date fair value of CHF 14.45 and contains the same contractual term, vesting period, performance criteria and other terms and conditions as the original CCA.
Upon conversion, CHF 135 million of the liability related to CCA that were converted into Contingent Capital share awards was reclassified to total shareholder’s equity.
Other cash awards
In 6M16, the Bank granted a special cash award of CHF 183 million, which will be expensed over a two-year period from the grant date.
Share-based award activity
	6M16
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share award
Share-based award activities
Balance at beginning of period	78.9	55.3	0.0
Granted	33.1	21.3	15.4
Settled	(34.8)	(26.1)	(2.5)
Forfeited	(6.4)	(0.9)	0.0
Balance at end of period	70.8	49.6	12.9
of which vested	4.9	3.0	0.3
of which unvested	65.9	46.6	12.6
24 Pension and other post-retirement benefits
> Refer to “Note 25 – Pension and other post-retirement benefits” in III –
Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q16 and “Note 30 – Pension and other post-retirement benefits” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2015 for further information.
The Bank expects to contribute CHF 241 million to the international single-employer defined benefit pension plans and other post-retirement defined benefit plans in 2016. As of the end of 6M16, CHF 226 million of contributions had been made.
Components of total benefit costs
in	6M16	6M15
Total benefit costs (CHF million)
Service costs on benefit obligation	11	11
Interest costs on benefit obligation	69	66
Expected return on plan assets	(88)	(95)
Amortization of recognized prior service cost/(credit)	0	(11)
Amortization of recognized actuarial losses	28	45
Total benefit costs	20	16

25 Derivatives and hedging activities
> Refer to “Note 26 – Derivatives and hedging activities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q16 and to “Note 31 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2015 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Bank.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 26 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 6M16	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	9,125.6	3.2	3.5	0.0	0.0	0.0
Swaps	14,862.2	151.9	146.2	40.5	1.3	1.1
Options bought and sold (OTC)	2,523.5	64.9	62.5	0.0	0.0	0.0
Futures	755.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	330.8	0.1	0.2	0.0	0.0	0.0
Interest rate products	27,598.0	220.1	212.4	40.5	1.3	1.1
Forwards	1,100.8	19.0	18.7	10.9	0.0	0.1
Swaps	933.7	32.7	43.5	0.0	0.0	0.0
Options bought and sold (OTC)	474.9	9.0	9.9	5.5	0.0	0.0
Futures	26.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	16.9	0.5	0.1	0.0	0.0	0.0
Foreign exchange products	2,553.1	61.2	72.2	16.4	0.0	0.1
Forwards	2.3	0.0	0.1	0.0	0.0	0.0
Swaps	175.4	4.7	7.0	0.0	0.0	0.0
Options bought and sold (OTC)	240.2	8.3	8.3	0.0	0.0	0.0
Futures	47.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	336.3	12.4	15.4	0.0	0.0	0.0
Equity/index-related products	801.9	25.4	30.8	0.0	0.0	0.0
Credit derivatives [2]	813.3	13.6	14.0	0.0	0.0	0.0
Forwards	7.1	0.1	0.1	0.0	0.0	0.0
Swaps	20.1	2.2	1.5	0.0	0.0	0.0
Options bought and sold (OTC)	15.4	0.3	0.3	0.0	0.0	0.0
Futures	14.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.9	0.0	0.1	0.0	0.0	0.0
Other products [3]	60.0	2.6	2.0	0.0	0.0	0.0
Total derivative instruments	31,826.3	322.9	331.4	56.9	1.3	1.2
The notional amount, PRV and NRV (trading and hedging) was CHF 31,883.2 billion, CHF 324.2 billion and CHF 332.6 billion, respectively, as of June 30, 2016.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 2015	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,229.5	1.0	1.2	0.0	0.0	0.0
Swaps	16,740.0	118.4	112.8	49.3	1.2	0.8
Options bought and sold (OTC)	2,856.0	49.2	47.3	0.0	0.0	0.0
Futures	1,789.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	198.4	0.1	0.0	0.0	0.0	0.0
Interest rate products	28,813.8	168.7	161.3	49.3	1.2	0.8
Forwards	1,499.1	16.6	16.9	10.7	0.0	0.1
Swaps	1,050.8	30.5	40.8	0.0	0.0	0.0
Options bought and sold (OTC)	534.8	12.8	12.8	8.2	0.0	0.0
Futures	22.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	13.0	0.3	0.3	0.0	0.0	0.0
Foreign exchange products	3,120.2	60.2	70.8	18.9	0.0	0.1
Forwards	1.3	0.0	0.1	0.0	0.0	0.0
Swaps	203.9	5.0	6.7	0.0	0.0	0.0
Options bought and sold (OTC)	193.9	8.7	8.0	0.0	0.0	0.0
Futures	39.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	284.4	9.1	11.4	0.0	0.0	0.0
Equity/index-related products	723.4	22.8	26.2	0.0	0.0	0.0
Credit derivatives [2]	831.9	17.8	17.3	0.0	0.0	0.0
Forwards	6.3	0.1	0.1	0.0	0.0	0.0
Swaps	19.6	2.6	1.7	0.0	0.0	0.0
Options bought and sold (OTC)	8.8	0.4	0.3	0.0	0.0	0.0
Futures	11.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.1	0.1	0.1	0.0	0.0	0.0
Other products [3]	47.7	3.2	2.2	0.0	0.0	0.0
Total derivative instruments	33,537.0	272.7	277.8	68.2	1.2	0.9
The notional amount, PRV and NRV (trading and hedging) was CHF 33,605.2 billion, CHF 273.9 billion and CHF 278.7 billion, respectively, as of December 31, 2015.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.
Fair value of derivative instruments
> Refer to “Note 19 – Offsetting of financial assets and financial liabilities” for further information on the offsetting of derivative instruments.
Fair value hedges
in	6M16	6M15
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	1,841	(535)
Foreign exchange products	0	2
Total	1,841	(533)
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	(2,005)	552
Foreign exchange products	0	(2)
Total	(2,005)	550
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(164)	17
Represents gains/(losses) recognized in trading revenues.
Cash flow hedges
in	6M16		6M15
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	97		54
Foreign exchange products	(3)		(5)
Total	94		49
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	16	[1]	18	[1,2]
Foreign exchange products	(7)	[2,3]	(27)	[2,3]
Total	9		(9)
Details of cash flow hedges (CHF million)
Net gains on the ineffective portion [2]	31		(2)
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in total other operating expenses.
As of the end of 6M16, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
The net gain associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 34 million.
Net investment hedges
in	6M16	6M15
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(253)	808
Total	(253)	808
Represents gains/(losses) on effective portion.
The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
end of	6M16				2015
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	[1]	Total
Contingent credit risk (CHF billion)
Current net exposure	14.3	0.5	1.2	16.0	13.2	0.5	1.4		15.1
Collateral posted	13.3	0.5	–	13.8	12.3	0.5	–		12.8
Additional collateral required in a one-notch downgrade event	0.3	0.5	0.1	0.9	0.7	0.4	0.1		1.2
Additional collateral required in a two-notch downgrade event	1.5	0.8	0.6	2.9	1.8	0.7	0.6		3.1
Additional collateral required in a three-notch downgrade event	1.8	0.9	0.8	3.5	2.1	1.3	0.8		4.2
Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2015 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 8.8 billion and CHF 7.8 billion as of the end of 6M16 and 2015, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
end of	6M16						2015
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(183.4)	174.5		(8.9)	20.7	1.0	(199.6)	188.6		(11.0)	26.9	1.0
Non-investment grade	(64.3)	62.2		(2.1)	11.8	(1.4)	(65.2)	61.1		(4.1)	15.7	(3.2)
Total single-name instruments	(247.7)	236.7		(11.0)	32.5	(0.4)	(264.8)	249.7		(15.1)	42.6	(2.2)
of which sovereign	(46.9)	42.9		(4.0)	7.1	(1.1)	(47.5)	43.9		(3.6)	6.1	(1.1)
of which non-sovereign	(200.8)	193.8		(7.0)	25.4	0.7	(217.3)	205.8		(11.5)	36.5	(1.1)
Multi-name instruments (CHF billion)
Investment grade [2]	(103.4)	101.4		(2.0)	32.0	(0.7)	(89.1)	88.3		(0.8)	31.6	(0.5)
Non-investment grade	(21.6)	15.7	[3]	(5.9)	4.5	0.4	(24.4)	18.0	[3]	(6.4)	6.2	0.2
Total multi-name instruments	(125.0)	117.1		(7.9)	36.5	(0.3)	(113.5)	106.3		(7.2)	37.8	(0.3)
of which sovereign	(0.6)	0.6		0.0	0.8	0.0	(1.0)	1.0		0.0	1.0	0.0
of which non-sovereign	(124.4)	116.5		(7.9)	35.7	(0.3)	(112.5)	105.3		(7.2)	36.8	(0.3)
Total instruments (CHF billion)
Investment grade [2]	(286.8)	275.9		(10.9)	52.7	0.3	(288.7)	276.9		(11.8)	58.5	0.5
Non-investment grade	(85.9)	77.9		(8.0)	16.3	(1.0)	(89.6)	79.1		(10.5)	21.9	(3.0)
Total instruments	(372.7)	353.8		(18.9)	69.0	(0.7)	(378.3)	356.0		(22.3)	80.4	(2.5)
of which sovereign	(47.5)	43.5		(4.0)	7.9	(1.1)	(48.5)	44.9		(3.6)	7.1	(1.1)
of which non-sovereign	(325.2)	310.3		(14.9)	61.1	0.4	(329.8)	311.1		(18.7)	73.3	(1.4)
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	6M16	2015
Credit derivatives (CHF billion)
Credit protection sold	372.7	378.3
Credit protection purchased	353.8	356.0
Other protection purchased	69.0	80.4
Other instruments [1]	17.8	17.2
Total credit derivatives	813.3	831.9
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
6M16 (CHF billion)
Single-name instruments	54.1	177.1	16.5	247.7
Multi-name instruments	17.6	98.8	8.6	125.0
Total instruments	71.7	275.9	25.1	372.7
2015 (CHF billion)
Single-name instruments	52.1	196.4	16.3	264.8
Multi-name instruments	19.0	84.9	9.6	113.5
Total instruments	71.1	281.3	25.9	378.3

26 Guarantees and commitments
> Refer to “Note 27 – Guarantees and commitments” in III –
Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q16 and to “Note 32 – Guarantees and commitments” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2015 for further information.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
6M16 (CHF million)
Credit guarantees and similar instruments	2,092	1,113	3,205	2,976		9	1,726
Performance guarantees and similar instruments	4,381	2,450	6,831	5,958		87	2,897
Derivatives [2]	28,754	7,474	36,228	36,228		1,158	–	[3]
Other guarantees	3,697	1,417	5,114	5,111		36	3,383
Total guarantees	38,924	12,454	51,378	50,273		1,290	8,006
2015 (CHF million)
Credit guarantees and similar instruments	2,908	1,479	4,387	4,178		24	1,727
Performance guarantees and similar instruments	4,201	2,613	6,814	5,915		75	3,104
Derivatives [2]	23,528	14,661	38,189	38,189		755	–	[3]
Other guarantees	3,901	1,478	5,379	5,374		51	3,492
Total guarantees	34,538	20,231	54,769	53,656		905	8,323
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not considered significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by Swiss Financial Market Supervisory Authority FINMA (FINMA) or by compulsory liquidation of another deposit taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank’s banking subsidiaries in Switzerland, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2015 to June 30, 2016 was CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2016 to June 30, 2017, the Bank’s share in this deposit insurance guarantee program based on FINMA’s estimate will be unchanged at CHF 0.5 billion.
Representations and warranties on residential mortgage loans sold
In connection with the former Investment Banking’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
> Refer to “Note 27 – Guarantees and commitments” in III – Consolidated financial statements – Credit Suisse Group for further information.

Other commitments
	6M16							2015
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,169	8	4,177		4,115		2,849	4,020	7	4,027		3,932		2,468
Irrevocable loan commitments	27,761	84,467	112,228	[2]	108,578		50,428	33,776	103,627	137,403	[2]	133,583		63,275
Forward reverse repurchase agreements	837	–	837		837		837	48	–	48		48		48
Other commitments	996	141	1,137		1,137		8	404	321	725		726		6
Total other commitments	33,763	84,616	118,379		114,667		54,122	38,248	103,955	142,203		138,289		65,797
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 94,822 million and CHF 95,025 million of unused credit limits as of the end of 6M16 and 2015, respectively, which were revocable at the Bank's sole discretion upon notice to the client. The prior period has been adjusted to the current presentation.

27 Transfers of financial assets and variable interest entities
> Refer to “Note 28 – Transfers of financial assets and variable interest entities in III –
Condensed consolidated financial statements – unaudited in the Credit Suisse Financial report 2Q16 and “Note 33 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2015 for further information.
Transfers of financial assets
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M16 and 6M15 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	6M16		6M15
Gains and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	2		(2)
Proceeds from transfer of assets	3,148		5,252
Cash received on interests that continue to be held	35		74
RMBS
Net gain/(loss) [1]	(1)		4
Proceeds from transfer of assets	4,898		8,416
Servicing fees	2		1
Cash received on interests that continue to be held	262		204
Other asset-backed financings
Net gain [1]	17		11
Proceeds from transfer of assets	1,305	[2]	636
Fees [3]	61		–
Cash received on interests that continue to be held	1		3
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2
Excludes a net impact of CHF 3,109 million from transfers of assets prior to January 1, 2016 related to certain variable interest entities deconsolidated as a result of the adoption of ASU 2015-02, Amendments to the Consolidation Analysis, on January 1, 2016.

3 Represents management fees and performance fees earned for investment management services provided to managed CLOs.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 6M16 and 2015, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	6M16		2015
CHF million
CMBS
Principal amount outstanding	35,114		40,625
Total assets of SPE	47,665		56,118
RMBS
Principal amount outstanding	43,897		54,164
Total assets of SPE	43,897		55,833
Other asset-backed financings
Principal amount outstanding	20,070	[1]	21,653
Total assets of SPE	34,466	[1]	22,787
Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.
1
Includes a net impact of CHF 3,208 million in principal amount outstanding and of CHF 16,625 million in total assets of the SPE from transfers of assets prior to January 1, 2016 related to certain variable interest entities deconsolidated as a result of the adoption of ASU 2015-02, Amendments to the Consolidation Analysis, on January 1, 2016.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 28 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	6M16							6M15
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			42				1,300			997				1,018
of which level 2			42				1,228			975				826
of which level 3			0				71			22				192
Weighted-average life, in years			10.7				6.7			8.9				8.6
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	8.1	–	24.4			–	[2]	4.5	–	27.7
Cash flow discount rate (rate per annum), in % [3]	2.4	–	4.9		1.4	–	18.6	2.0	–	5.7		1.7	–	13.6
Expected credit losses (rate per annum), in %	0.0	–	0.0		0.0	–	0.0	0.7	–	3.4		0.5	–	12.5
Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 6M16 and 2015.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	6M16											2015
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			568				2,067			276				1,007				2,274			56
of which non-investment grade			86				584			50				73				581			55
Weighted-average life, in years			6.2				6.9			5.6				6.7				9.7			2.5
Prepayment speed assumption (rate per annum), in % [3]			–		1.1	–	31.1			–				–		1.0	–	37.1			–
Impact on fair value from 10% adverse change			–				(28.7)			–				–				(30.5)			–
Impact on fair value from 20% adverse change			–				(55.7)			–				–				(57.6)			–
Cash flow discount rate (rate per annum), in % [4]	1.6	–	16.1		0.6	–	39.1	1.3	–	21.8		2.1	–	13.3		1.5	–	35.5	5.7	–	21.2
Impact on fair value from 10% adverse change			(7.7)				(39.0)			(5.2)				(18.1)				(63.1)			(0.7)
Impact on fair value from 20% adverse change			(14.9)				(75.9)			(10.3)				(35.6)				(122.5)			(1.5)
Expected credit losses (rate per annum), in %	1.1	–	15.3		0.2	–	37.7	0.2	–	20.0		0.9	–	12.7		1.3	–	34.3	0.2	–	14.2
Impact on fair value from 10% adverse change			(4.8)				(27.8)			(4.1)				(8.0)				(32.3)			(0.7)
Impact on fair value from 20% adverse change			(9.5)				(54.3)			(8.1)				(15.9)				(63.2)			(1.5)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 6M16 and 2015.
> Refer to “Note 29 – Assets pledged and collateral” for information on assets pledged or assigned.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	6M16	2015
CHF million
RMBS
Other assets	0	266
Liability to SPE, included in Other liabilities	0	(266)
Other asset-backed financings
Trading assets	214	155
Other assets	139	122
Liability to SPE, included in Other liabilities	(353)	(277)

Transfers of financial assets accounted for as a sale
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Bank retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of the end of 6M16 and 2015, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of the end of 6M16 and 2015.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
6M16 (CHF million)
Sales with longevity swaps	308	378	404	583		–
Total transactions outstanding	308	378	404	583	[2]	0
2015 (CHF million)
Sales with total return swaps	395	397	398	7		7
Sales with longevity swaps	308	378	375	546		–
Total transactions outstanding	703	775	773	553	[3]	7	[3]
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2 As of the end of 6M16, gross derivative assets of CHF 583 million were included in other products, as disclosed in Note 26 – Derivatives and hedging activities.
3
As of the end of 2015, gross derivative assets of CHF 7 million and CHF 546 million were included in equity/index-related products and other products, respectively, and gross derivative liabilities of CHF 7 million were included in equity/index-related products, as disclosed in Note 26 – Derivatives and hedging activities.

Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 6M16 and 2015.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	6M16	2015
CHF billion
Government debt securities	20.1	21.1
Corporate debt securities	12.6	15.2
Asset-backed securities	11.3	21.6
Equity securities	0.1	0.1
Other	0.1	0.1
Securities sold under repurchase agreements	44.2	58.1
Government debt securities	3.3	3.1
Corporate debt securities	0.5	0.4
Equity securities	6.4	8.2
Other	0.4	0.3
Securities lending transactions	10.6	12.0
Government debt securities	0.6	0.5
Corporate debt securities	0.4	0.1
Equity securities	25.0	27.9
Obligation to return securities received as collateral, at fair value	26.0	28.5
Total	80.8	98.6

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31-90 days	More than 90 days	Total
6M16 (CHF billion)
Securities sold under repurchase agreements	5.2		22.1		8.0	8.9	44.2
Securities lending transactions	4.8		4.9		0.2	0.7	10.6
Obligation to return securities received as collateral, at fair value	23.7		2.3		0.0	0.0	26.0
Total	33.7		29.3		8.2	9.6	80.8
2015 (CHF billion)
Securities sold under repurchase agreements	7.7		29.9		8.1	12.4	58.1
Securities lending transactions	6.0		3.6		1.8	0.6	12.0
Obligation to return securities received as collateral, at fair value	26.2		2.3		0.0	0.0	28.5
Total	39.9		35.8		9.9	13.0	98.6
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 21 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.
Variable interest entities
Commercial paper conduit
In 4Q15, the Bank decided to stop issuing CP from an existing asset-backed CP conduit, Alpine Securitization Corp. (old Alpine), and all outstanding CP was fully repaid as of the end of 4Q15. As of the end of 2Q16, old Alpine did not have any third-party assets.
In 2Q16, the Bank established Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Bank financing purposes. The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets are available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity.
As of the end of 2Q16, Alpine did not have any CP outstanding, was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures in servicer advance receivables and credit card receivables.
The Bank’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Bank’s economic risks associated with the CP conduit are included in the Bank’s risk management framework including counterparty, economic risk capital and scenario analysis.
Consolidated VIEs
The consolidated variable interest entities (VIEs) tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 6M16 and 2015.

Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
6M16 (CHF million)
Cash and due from banks	54	99	88	151	85	12	489
Trading assets	0	0	88	928	1,080	1,379	3,475
Investment securities	0	0	544	0	0	0	544
Other investments	0	0	0	118	1,534	303	1,955
Net loans	0	0	0	0	29	331	360
Premises and equipment	0	0	0	0	256	0	256
Other assets	0	0	1,230	37	85	1,149	2,501
of which loans held-for-sale	0	0	240	0	10	1	251
Total assets of consolidated VIEs	54	99	1,950	1,234	3,069	3,174	9,580
Trading liabilities	0	0	0	119	18	0	137
Short-term borrowings	0	0	0	1	0	0	1
Long-term debt	68	0	1,490	81	138	3	1,780
Other liabilities	0	0	1	20	139	79	239
Total liabilities of consolidated VIEs	68	0	1,491	221	295	82	2,157
2015 (CHF million)
Cash and due from banks	1,351	0	21	9	93	219	1,693
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	53	0	0	0	0	53
Trading assets	283	49	0	941	1,001	98	2,372
Investment securities	0	0	1,009	0	0	0	1,009
Other investments	0	0	0	0	1,553	433	1,986
Net loans	0	0	0	0	27	1,285	1,312
Premises and equipment	0	0	0	0	299	0	299
Other assets	10,839	123	1,671	0	82	1,735	14,450
of which loans held-for-sale	10,790	0	469	0	16	0	11,275
Total assets of consolidated VIEs	12,473	225	2,701	950	3,055	3,770	23,174
Trading liabilities	8	0	0	0	18	1	27
Short-term borrowings	0	0	81	0	0	0	81
Long-term debt	12,428	0	2,128	125	136	9	14,826
Other liabilities	51	3	3	1	134	643	835
Total liabilities of consolidated VIEs	12,487	3	2,212	126	288	653	15,769

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
6M16 (CHF million)
Trading assets	175	4,077	982	235	63	5,532
Net loans	4	505	2,734	4,078	1,257	8,578
Other assets	3	15	1	178	311	508
Total variable interest assets	182	4,597	3,717	4,491	1,631	14,618
Maximum exposure to loss	183	9,364	3,717	9,191	2,807	25,262
Non-consolidated VIE assets	4,511	80,982	58,780	32,314	8,071	184,658
2015 (CHF million)
Trading assets	90	6,021	871	425	8	7,415
Net loans	36	1,508	2,634	5,053	1,723	10,954
Other assets	0	11	13	0	161	185
Total variable interest assets	126	7,540	3,518	5,478	1,892	18,554
Maximum exposure to loss	126	12,986	3,518	11,866	2,570	31,066
Non-consolidated VIE assets	6,590	113,530	54,112	41,824	11,463	227,519
28 Financial instruments
> Refer to “Note 29 – Financial instruments” in III –
Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q16 and to “Note 34 – Financial instruments” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2015 for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 6M16	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	318	0	–		–		318
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	79,627	300	–		–		79,927
Debt	465	564	0	–		–		1,029
of which corporates	0	451	0	–		–		451
Equity	24,915	49	0	–		–		24,964
Securities received as collateral	25,380	613	0	–		–		25,993
Debt	28,274	33,944	4,456	–		–		66,674
of which foreign governments	28,159	5,213	308	–		–		33,680
of which corporates	34	11,713	2,289	–		–		14,036
of which RMBS	0	14,249	373	–		–		14,622
of which CMBS	0	1,950	57	–		–		2,007
of which CDO	0	794	1,429	–		–		2,223
Equity	63,722	4,066	337	–		1,770		69,895
Derivatives	6,913	310,949	5,051	(293,409)		–		29,504
of which interest rate products	2,873	216,422	782	–		–		–
of which foreign exchange products	93	60,889	217	–		–		–
of which equity/index-related products	3,944	20,318	1,181	–		–		–
of which credit derivatives	0	12,055	1,580	–		–		–
Other	2,949	3,864	4,847	–		–		11,660
Trading assets	101,858	352,823	14,691	(293,409)		1,770		177,733
Debt	1,325	669	155	–		–		2,149
of which foreign governments	1,325	0	0	–		–		1,325
of which corporates	0	279	0	–		–		279
of which RMBS	0	360	155	–		–		515
of which CMBS	0	29	0	–		–		29
Equity	2	85	0	–		–		87
Investment securities	1,327	754	155	–		–		2,236
Private equity	0	0	7	–		580		587
of which equity funds	0	0	0	–		227		227
Hedge funds	0	0	0	–		274		274
of which debt funds	0	0	0	–		238		238
Other equity investments	14	64	410	–		540		1,028
of which private	14	62	409	–		539		1,024
Life finance instruments	0	1	1,687	–		–		1,688
Other investments	14	65	2,104	–		1,394		3,577
Loans	0	11,840	8,991	–		–		20,831
of which commercial and industrial loans	0	6,086	5,837	–		–		11,923
of which financial institutions	0	3,736	1,623	–		–		5,359
Other intangible assets (mortgage servicing rights)	0	0	111	–		–		111
Other assets	372	11,394	2,838	(1,165)		–		13,439
of which loans held-for-sale	0	6,823	2,399	–		–		9,222
Total assets at fair value	128,951	457,434	29,190	(294,574)		3,164		324,165
Less other investments - equity at fair value attributable to noncontrolling interests	0	0	(112)	–		(184)		(296)
Less assets consolidated under ASU 2009-17 [3]	(1)	(1,028)	(270)	–		–		(1,299)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	128,950	456,406	28,808	(294,574)		2,980		322,570
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

3 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 6M16	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	523	0	–		–		523
Customer deposits	0	3,572	327	–		–		3,899
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	18,114	0	–		–		18,114
Debt	465	564	0	–		–		1,029
of which corporates	0	451	0	–		–		451
Equity	24,915	49	0	–		–		24,964
Obligation to return securities received as collateral	25,380	613	0	–		–		25,993
Debt	3,553	4,430	12	–		–		7,995
of which foreign governments	3,488	639	0	–		–		4,127
of which corporates	32	3,570	12	–		–		3,614
Equity	16,452	189	5	–		5		16,651
Derivatives	7,693	318,986	4,716	(304,349)		–		27,046
of which interest rate products	2,829	209,076	543	–		–		–
of which foreign exchange products	75	71,641	436	–		–		–
of which equity/index-related products	4,787	24,798	1,236	–		–		–
of which credit derivatives	0	12,130	1,904	–		–		–
Trading liabilities	27,698	323,605	4,733	(304,349)		5		51,692
Short-term borrowings	0	2,888	108	–		–		2,996
Long-term debt	0	60,536	12,534	–		–		73,070
of which treasury debt over two years	0	3,648	0	–		–		3,648
of which structured notes over one year and up to two years	0	6,234	640	–		–		6,874
of which structured notes over two years	0	42,183	11,289	–		–		53,472
of which other debt instruments over two years	0	2,273	597	–		–		2,870
of which other subordinated bonds	0	4,219	0	–		–		4,219
of which non-recourse liabilities	0	1,773	8	–		–		1,781
Other liabilities	0	9,193	1,833	(929)		–		10,097
of which failed sales	0	564	505	–		–		1,069
Total liabilities at fair value	53,078	419,044	19,535	(305,278)		5		186,384
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2015	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	89	0	–		–		89
Interest-bearing deposits with banks	0	2	0	–		–		2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	83,407	158	–		–		83,565
Debt	811	493	0	–		–		1,304
of which corporates	0	261	0	–		–		261
Equity	27,141	66	0	–		–		27,207
Securities received as collateral	27,952	559	0	–		–		28,511
Debt	27,932	48,050	4,564	–		–		80,546
of which foreign governments	27,710	3,737	285	–		–		31,732
of which corporates	13	15,765	1,746	–		–		17,524
of which RMBS	0	22,302	814	–		–		23,116
of which CMBS	0	3,924	215	–		–		4,139
of which CDO	0	2,317	1,298	–		–		3,615
Equity	64,351	4,195	871	–		1,685		71,102
Derivatives	2,625	265,362	4,831	(244,239)		–		28,579
of which interest rate products	657	167,269	791	–		–		–
of which foreign exchange products	104	59,742	383	–		–		–
of which equity/index-related products	1,857	20,053	936	–		–		–
of which credit derivatives	0	16,267	1,568	–		–		–
Other	2,034	4,569	4,266	–		–		10,869
Trading assets	96,942	322,176	14,532	(244,239)		1,685		191,096
Debt	1,322	1,142	148	–		–		2,612
of which foreign governments	1,322	0	0	–		–		1,322
of which corporates	0	281	0	–		–		281
of which RMBS	0	602	148	–		–		750
of which CMBS	0	259	0	–		–		259
Equity	2	84	0	–		–		86
Investment securities	1,324	1,226	148	–		–		2,698
Private equity	0	0	0	–		1,033		1,033
of which equity funds	0	0	0	–		428		428
Hedge funds	0	0	0	–		295		295
of which debt funds	0	0	0	–		260		260
Other equity investments	0	23	365	–		840		1,228
of which private	0	14	365	–		840		1,219
Life finance instruments	0	2	1,669	–		–		1,671
Other investments	0	25	2,034	–		2,168		4,227
Loans	0	11,870	8,950	–		–		20,820
of which commercial and industrial loans	0	5,811	5,735	–		–		11,546
of which financial institutions	0	4,102	1,729	–		–		5,831
Other intangible assets (mortgage servicing rights)	0	0	112	–		–		112
Other assets	687	18,863	7,087	(1,011)		–		25,626
of which loans held-for-sale	0	14,378	6,768	–		–		21,146
Total assets at fair value	126,905	438,217	33,021	(245,250)		3,853		356,746
Less other investments - equity at fair value attributable to noncontrolling interests	0	(9)	(119)	–		(473)		(601)
Less assets consolidated under ASU 2009-17 [3]	0	(9,212)	(3,558)	–		–		(12,770)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	126,905	428,996	29,344	(245,250)		3,380		343,375
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

3 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2015	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	490	0	–		–		490
Customer deposits	0	3,402	254	–		–		3,656
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	32,398	0	–		–		32,398
Debt	811	493	0	–		–		1,304
of which corporates	0	261	0	–		–		261
Equity	27,141	66	0	–		–		27,207
Obligation to return securities received as collateral	27,952	559	0	–		–		28,511
Debt	4,100	4,289	16	–		–		8,405
of which foreign governments	4,050	491	0	–		–		4,541
of which corporates	30	3,597	16	–		–		3,643
Equity	16,899	154	45	–		6		17,104
Derivatives	3,062	270,135	4,554	(254,206)		–		23,545
of which interest rate products	671	160,026	578	–		–		–
of which foreign exchange products	82	70,382	329	–		–		–
of which equity/index-related products	2,299	22,515	1,347	–		–		–
of which credit derivatives	0	15,522	1,757	–		–		–
Trading liabilities	24,061	274,578	4,615	(254,206)		6		49,054
Short-term borrowings	0	3,040	72	–		–		3,112
Long-term debt	0	65,879	14,123	–		–		80,002
of which treasury debt over two years	0	4,590	0	–		–		4,590
of which structured notes over one year and up to two years	0	6,396	364	–		–		6,760
of which structured notes over two years	0	38,066	9,924	–		–		47,990
of which other debt instruments over two years	0	1,435	638	–		–		2,073
of which other subordinated bonds	0	4,547	0	–		–		4,547
of which non-recourse liabilities	0	10,642	3,197	–		–		13,839
Other liabilities	0	9,999	2,483	(737)		–		11,745
of which failed sales	0	530	454	–		–		984
Total liabilities at fair value	52,013	390,345	21,547	(254,943)		6		208,968
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Transfers between level 1 and level 2
in	6M16		6M15
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	5	1,667	54	46
Equity	285	835	380	491
Derivatives	2,403	0	3,290	23
Trading assets	2,693	2,502	3,724	560
Liabilities (CHF million)
Debt	2	33	88	21
Equity	16	48	53	82
Derivatives	3,007	8	3,310	80
Trading liabilities	3,025	89	3,451	183

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
6M16	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	0	0	0	0	186	(40)	0		0	0		0	0	0	(4)	300
Securities received as collateral	0	0	0	18	(18)	0	0	0		0	0		0	0	0	0	0
Debt	4,564	543	(625)	2,617	(2,573)	0	0	(11)		(62)	0		2	0	0	1	4,456
of which corporates	1,746	291	(178)	1,744	(1,349)	0	0	0		36	0		0	0	0	(1)	2,289
of which RMBS	814	142	(381)	365	(468)	0	0	(7)		(82)	0		0	0	0	(10)	373
of which CMBS	215	10	(9)	42	(167)	0	0	0		(32)	0		0	0	0	(2)	57
of which CDO	1,298	48	(8)	433	(320)	0	0	0		(1)	0		1	0	0	(22)	1,429
Equity	871	86	(100)	383	(828)	0	0	(39)		(27)	0		0	0	0	(9)	337
Derivatives	4,831	856	(529)	0	0	1,064	(1,688)	25		525	0		0	0	0	(33)	5,051
of which interest rate products	791	14	(34)	0	0	73	(101)	7		39	0		0	0	0	(7)	782
of which equity/index-related products	936	224	(104)	0	0	279	(286)	12		112	0		0	0	0	8	1,181
of which credit derivatives	1,568	618	(380)	0	0	514	(1,014)	8		287	0		0	0	0	(21)	1,580
Other	4,266	668	(516)	1,931	(1,448)	0	(189)	(13)		216	0		0	0	0	(68)	4,847
Trading assets	14,532	2,153	(1,770)	4,931	(4,849)	1,064	(1,877)	(38)		652	0		2	0	0	(109)	14,691
Investment securities	148	0	(36)	81	(13)	0	(85)	(10)		72	0		0	0	0	(2)	155
Equity	365	7	(1)	48	(59)	0	0	0		23	0		19	0	0	15	417
Life finance instruments	1,669	0	0	96	(188)	0	0	0		136	0		0	0	0	(26)	1,687
Other investments	2,034	7	(1)	144	(247)	0	0	0		159	0		19	0	0	(11)	2,104
Loans	8,950	401	(367)	23	(383)	1,966	(1,443)	(54)		1	0		0	0	0	(103)	8,991
of which commercial and industrial loans	5,735	220	(120)	0	(219)	1,299	(1,020)	(18)		14	0		0	0	0	(54)	5,837
of which financial institutions	1,729	65	(34)	1	(141)	372	(306)	0		(35)	0		0	0	0	(28)	1,623
Other intangible assets (mortgage servicing rights)	112	0	0	6	0	0	0	0		0	0		(4)	0	0	(3)	111
Other assets	7,087	313	(973)	1,252	(4,853)	732	(590)	(47)		(168)	0		(3)	0	0	88	2,838
of which loans held-for-sale [2]	6,768	204	(908)	1,077	(4,815)	732	(590)	(73)		(84)	0		(3)	0	0	91	2,399
Total assets at fair value	33,021	2,874	(3,147)	6,455	(10,363)	3,948	(4,035)	(149)		716	0		14	0	0	(144)	29,190
Liabilities (CHF million)
Customer deposits	254	0	(39)	0	0	126	(14)	0		0	0		0	0	0	0	327
Obligation to return securities received as collateral	0	0	0	18	(18)	0	0	0		0	0		0	0	0	0	0
Trading liabilities	4,615	775	(501)	27	(28)	838	(1,443)	71		459	0		(37)	0	0	(43)	4,733
of which interest rate derivatives	578	15	(24)	0	0	82	(93)	13		(22)	0		0	0	0	(6)	543
of which foreign exchange derivatives	329	4	(1)	0	0	8	(49)	1		148	0		0	0	0	(4)	436
of which equity/index-related derivatives	1,347	132	(183)	0	0	248	(198)	28		(141)	0		0	0	0	3	1,236
of which credit derivatives	1,757	620	(286)	0	0	364	(964)	26		411	0		0	0	0	(24)	1,904
Short-term borrowings	72	20	(8)	0	0	117	(100)	0		11	(3)		0	0	0	(1)	108
Long-term debt	14,123	1,285	(962)	0	0	2,539	(4,242)	(94)		322	0		0	0	(229)	(208)	12,534
of which structured notes over two years	9,924	956	(947)	0	0	2,353	(658)	(95)		157	0		0	0	(229)	(172)	11,289
of which non-recourse liabilities	3,197	0	0	0	0	25	(3,217)	0		25	0		0	0	0	(22)	8
Other liabilities	2,483	140	(116)	114	(43)	2	(548)	(54)		(68)	(1)		(51)	0	0	(25)	1,833
of which failed sales	454	27	(76)	105	(3)	0	0	0		7	0		0	0	0	(9)	505
Total liabilities at fair value	21,547	2,220	(1,626)	159	(89)	3,622	(6,347)	(77)		724	(4)		(88)	0	(229)	(277)	19,535
Net assets/(liabilities) at fair value	11,474	654	(1,521)	6,296	(10,274)	326	2,312	(72)		(8)	4		102	0	229	133	9,655
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (71) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
6M15	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	0	0	0	0	74	0	0		0	0		0	(5)	146
Debt	4,461	434	(681)	1,284	(1,661)	0	0	(5)		208	0		0	(350)	3,690
of which corporates	1,430	114	(131)	491	(672)	0	0	(4)		156	0		0	(147)	1,237
of which RMBS	612	259	(300)	476	(483)	0	0	(2)		58	0		0	(35)	585
of which CMBS	257	20	(47)	139	(169)	0	0	2		(31)	0		0	(13)	158
of which CDO	1,421	17	(161)	158	(203)	0	0	(1)		42	0		0	(78)	1,195
Equity	896	114	(273)	561	(222)	0	0	13		43	0		0	(56)	1,076
Derivatives	6,823	1,130	(593)	0	0	848	(2,786)	(27)		(172)	0		2	(369)	4,856
of which interest rate products	1,803	23	(198)	0	0	281	(364)	(6)		(301)	0		0	(97)	1,141
of which equity/index-related products	1,063	306	(91)	0	0	191	(503)	2		26	0		2	(58)	938
of which credit derivatives	2,569	656	(304)	0	0	170	(1,472)	(24)		(181)	0		0	(122)	1,292
Other	4,323	707	(540)	2,464	(2,871)	0	(116)	6		154	0		0	(231)	3,896
Trading assets	16,503	2,385	(2,087)	4,309	(4,754)	848	(2,902)	(13)		233	0		2	(1,006)	13,518
Investment securities	3	0	(65)	215	(2)	0	(8)	7		1	0		0	(3)	148
Equity	554	0	0	8	(65)	0	0	0		0	0		(17)	(43)	437
Life finance instruments	1,834	0	0	100	(163)	0	0	0		(45)	0		0	(101)	1,625
Other investments	2,388	0	0	108	(228)	0	0	0		(45)	0		(17)	(144)	2,062
Loans	9,353	631	(750)	334	(665)	1,295	(1,391)	0		(5)	0		13	(546)	8,269
of which commercial and industrial loans	5,853	360	(154)	12	(502)	825	(763)	0		23	0		5	(353)	5,306
of which financial institutions	1,494	240	(132)	26	(21)	452	(132)	0		(28)	0		8	(87)	1,820
Other intangible assets (mortgage servicing rights)	70	0	0	10	0	0	0	0		6	0		0	(5)	81
Other assets	7,468	1,260	(2,460)	2,880	(2,359)	478	(960)	(2)		(131)	0		(13)	(508)	5,653
of which loans held-for-sale	6,851	1,259	(2,415)	2,832	(2,242)	478	(960)	1		(21)	0		(13)	(479)	5,291
Total assets at fair value	35,862	4,276	(5,362)	7,856	(8,008)	2,695	(5,261)	(8)		59	0		(15)	(2,217)	29,877
Liabilities (CHF million)
Customer deposits	100	15	(20)	0	0	0	(28)	0		0	0		0	(9)	58
Trading liabilities	6,417	971	(1,039)	37	(18)	588	(2,054)	27		(175)	(2)		1	(340)	4,413
of which interest rate derivatives	1,202	27	(233)	0	0	95	(142)	(3)		17	0		1	(67)	897
of which foreign exchange derivatives	560	2	0	0	0	3	(43)	0		(210)	0		0	(27)	285
of which equity/index-related derivatives	1,466	44	(468)	0	0	129	(190)	43		214	0		0	(87)	1,151
of which credit derivatives	2,760	766	(332)	0	0	164	(1,567)	(13)		(188)	(2)		0	(131)	1,457
Short-term borrowings	95	49	(10)	0	0	175	(90)	0		7	0		0	(8)	218
Long-term debt	14,608	1,189	(2,724)	0	0	4,926	(3,108)	6		(185)	0		0	(865)	13,847
of which structured notes over two years	10,267	454	(1,901)	0	0	3,688	(2,209)	8		(125)	0		0	(619)	9,563
of which non-recourse liabilities	2,952	626	(655)	0	0	552	(470)	(2)		(52)	0		0	(165)	2,786
Other liabilities	3,358	45	(1,128)	104	(72)	0	(177)	0		(83)	7		210	(200)	2,064
of which failed sales	616	4	(4)	91	(46)	0	0	2		(115)	0		0	(34)	514
Total liabilities at fair value	24,578	2,269	(4,921)	141	(90)	5,689	(5,457)	33		(436)	5		211	(1,422)	20,600
Net assets/(liabilities) at fair value	11,284	2,007	(441)	7,715	(7,918)	(2,994)	196	(41)		495	(5)		(226)	(795)	9,277
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	6M16				6M15
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(80)	106	26	[1]	454	(231)	223	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(294)	13	(281)		(464)	(26)	(490)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Quantitative information about level 3 assets at fair value
end of 6M16	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	300	Discounted cash flow	Funding spread, in bp	10	450	215
Debt	4,456
of which corporates	2,289
of which	467	Option model	Correlation, in %	(85)	98	22
of which	1,440	Market comparable	Price, in %	0	131	92
of which	47	Discounted cash flow	Credit spread, in bp	140	1,169	292
of which RMBS	373	Discounted cash flow	Discount rate, in %	0	39	8
			Prepayment rate, in %	0	28	9
			Default rate, in %	0	15	4
			Loss severity, in %	0	100	55
of which CMBS	57	Discounted cash flow	Capitalization rate, in %	7	8	7
			Discount rate, in %	0	11	5
			Prepayment rate, in %	0	15	5
of which CDO	1,429
of which	206	Discounted cash flow	Discount rate, in %	5	32	16
			Prepayment rate, in %	0	20	11
			Credit spread, in bp	166	305	213
			Default rate, in %	0	8	2
			Loss severity, in %	3	100	62
of which	805	Market comparable	Price, in %	207	207	207
Equity	337	Market comparable	EBITDA multiple	0	10	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 6M16	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	5,051
of which interest rate products	782	Option model	Correlation, in %		16	100	49
			Prepayment rate, in %		1	36	14
			Volatility skew, in %		(8)	0	(3)
of which equity/index-related products	1,181	Option model	Correlation, in %		(85)	98	21
			Volatility, in %		0	144	18
			Buyback probability, in %	[2]	50	100	63
			Gap risk, in %	[3]	0	5	2
of which credit derivatives	1,580	Discounted cash flow	Credit spread, in bp		0	2,799	398
			Recovery rate, in %		0	93	23
			Discount rate, in %		3	55	20
			Default rate, in %		0	33	6
			Loss severity, in %		15	100	64
			Correlation, in %		43	97	92
			Prepayment rate, in %		0	12	5
Other	4,847
of which	3,551	Market comparable	Price, in %		0	102	41
of which	941	Discounted cash flow	Market implied life expectancy, in years		3	17	9
Trading assets	14,691
Investment securities	155	–	–		–	–	–
Private equity	7	–	–		–	–	–
Other equity investments	410	–	–		–	–	–
Life finance instruments	1,687	Discounted cash flow	Market implied life expectancy, in years		2	19	7
Other investments	2,104
Loans	8,991
of which commercial and industrial loans	5,837
of which	4,783	Discounted cash flow	Credit spread, in bp		5	5,400	431
of which	995	Market comparable	Price, in %		0	106	64
of which financial institutions	1,623
of which	1,546	Discounted cash flow	Credit spread, in bp		78	846	333
of which	14	Market comparable	Price, in %		0	70	70
Other intangible assets (mortgage servicing rights)	111	–	–		–	–	–
Other assets	2,838
of which loans held-for-sale	2,399
of which	274	Vendor price	Price, in %		25	99	97
of which	828	Discounted cash flow	Credit spread, in bp		117	1,845	374
			Recovery rate, in %		0	1	1
of which	945	Market comparable	Price, in %		0	101	65
Total level 3 assets at fair value	29,190
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 2015	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	Discounted cash flow	Funding spread, in bp	350	475	361
Debt	4,564
of which corporates	1,746
of which	240	Option model	Correlation, in %	(87)	99	17
of which	836	Market comparable	Price, in %	0	128	29
of which	285	Discounted cash flow	Credit spread, in bp	134	1,408	493
of which RMBS	814	Discounted cash flow	Discount rate, in %	1	36	8
			Prepayment rate, in %	0	27	9
			Default rate, in %	0	20	3
			Loss severity, in %	0	100	50
of which CMBS	215	Discounted cash flow	Capitalization rate, in %	7	8	7
			Discount rate, in %	0	23	8
			Prepayment rate, in %	0	16	3
			Default rate, in %	0	32	1
			Loss severity, in %	0	75	4
of which CDO	1,298
of which	66	Vendor price	Price, in %	0	100	96
of which	329	Discounted cash flow	Discount rate, in %	1	25	11
			Prepayment rate, in %	0	20	14
			Credit spread, in bp	293	336	309
			Default rate, in %	0	10	2
			Loss severity, in %	0	100	46
of which	807	Market comparable	Price, in %	214	214	214
Equity	871
of which	342	Option model	Volatility, in %	2	253	29
of which	471	Market comparable	EBITDA multiple	3	12	8
			Price, in %	0	202	96
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2015	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	4,831
of which interest rate products	791	Option model	Correlation, in %		17	100	63
			Prepayment rate, in %		1	36	16
			Volatility skew, in %		(8)	0	(2)
			Mean reversion, in %	[2]	5	10	10
			Credit spread, in bp		130	1,687	330
of which equity/index-related products	936
of which	778	Option model	Correlation, in %		(87)	99	23
			Volatility, in %		0	253	26
of which	109	Market comparable	EBITDA multiple		4	10	7
			Price, in %		97	97	97
of which credit derivatives	1,568	Discounted cash flow	Credit spread, in bp		1	2,349	331
			Recovery rate, in %		0	60	23
			Discount rate, in %		2	50	19
			Default rate, in %		1	35	6
			Loss severity, in %		15	100	64
			Correlation, in %		43	97	85
			Prepayment rate, in %		0	12	4
			Funding spread, in bp		61	68	67
Other	4,266
of which	2,859	Market comparable	Price, in %		0	106	45
of which	865	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	14,532
Investment securities	148	–	–		–	–	–
Other equity investments	365	–	–		–	–	–
Life finance instruments	1,669	Discounted cash flow	Market implied life expectancy, in years		2	20	8
Other investments	2,034
Loans	8,950
of which commercial and industrial loans	5,735
of which	3,799	Discounted cash flow	Credit spread, in bp		70	2,528	474
of which	1,146	Market comparable	Price, in %		0	106	65
of which financial institutions	1,729
of which	1,451	Discounted cash flow	Credit spread, in bp		84	826	359
of which	109	Market comparable	Price, in %		0	100	98
Other intangible assets (mortgage servicing rights)	112	–	–		–	–	–
Other assets	7,087
of which loans held-for-sale	6,768
of which	3,594	Vendor price	Price, in %		0	101	97
of which	722	Discounted cash flow	Credit spread, in bp		99	3,220	515
			Recovery rate, in %		1	1	1
of which	2,251	Market comparable	Price, in %		0	104	76
Total level 3 assets at fair value	33,021
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value
end of 6M16	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	327	–	–		–	–	–
Trading liabilities	4,733
of which interest rate derivatives	543	Option model	Basis spread, in bp		(16)	73	39
			Correlation, in %		16	100	82
			Prepayment rate, in %		0	36	7
			Gap risk, in %	[2]	20	20	20
			Funding spread, in bp		218	218	218
of which foreign exchange derivatives	436	Option model	Correlation, in %		(10)	70	55
			Prepayment rate, in %		25	36	30
of which equity/index-related derivatives	1,236	Option model	Correlation, in %		(85)	98	21
			Volatility, in %		2	144	26
			Buyback probability, in %	[3]	50	100	63
of which credit derivatives	1,904	Discounted cash flow	Credit spread, in bp		0	2,799	274
			Discount rate, in %		3	55	20
			Default rate, in %		0	33	6
			Recovery rate, in %		2	82	25
			Loss severity, in %		15	100	64
			Correlation, in %		16	96	64
			Prepayment rate, in %		0	14	5
Short-term borrowings	108	–	–		–	–	–
Long-term debt	12,534
of which structured notes over two years	11,289
of which	10,396	Option model	Correlation, in %		(85)	99	22
			Volatility, in %		2	144	30
			Buyback probability, in %	[3]	50	100	63
			Gap risk, in %	[2]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(7)
of which	667	Discounted cash flow	Credit spread, in bp		1	2,011	236
Other liabilities	1,833
of which failed sales	505
of which	424	Market comparable	Price, in %		0	100	79
of which	37	Discounted cash flow	Discount rate, in %		6	43	25
Total level 3 liabilities at fair value	19,535
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values between collateral settlement dates.
3 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 2015	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	254	–	–		–	–	–
Trading liabilities	4,615
of which interest rate derivatives	578	Option model	Basis spread, in bp		(7)	53	25
			Correlation, in %		17	100	75
			Mean reversion, in %	[2]	5	10	8
			Prepayment rate, in %		0	36	9
			Gap risk, in %	[3]	20	20	20
			Funding spread, in bp		218	218	218
of which foreign exchange derivatives	329	Option model	Correlation, in %		(10)	70	54
			Prepayment rate, in %		24	36	30
of which equity/index-related derivatives	1,347	Option model	Correlation, in %		(87)	99	17
			Volatility, in %		2	253	26
			Buyback probability, in %	[4]	50	100	59
of which credit derivatives	1,757	Discounted cash flow	Credit spread, in bp		1	1,687	275
			Discount rate, in %		2	50	19
			Default rate, in %		1	33	5
			Recovery rate, in %		8	60	27
			Loss severity, in %		15	100	64
			Correlation, in %		17	95	80
			Funding spread, in bp		51	68	68
			Prepayment rate, in %		0	12	5
Short-term borrowings	72	–	–		–	–	–
Long-term debt	14,123
of which structured notes over two years	9,924	Option model	Correlation, in %		(87)	99	17
			Volatility, in %		2	253	28
			Buyback probability, in %	[4]	50	100	59
			Gap risk, in %	[3]	0	3	1
			Credit spread, in bp		153	182	177
of which non-recourse liabilities	3,197
of which	3,183	Vendor price	Price, in %		0	101	97
of which	14	Market comparable	Price, in %		0	87	9
Other liabilities	2,483
of which failed sales	454
of which	379	Market comparable	Price, in %		0	106	90
of which	68	Discounted cash flow	Credit spread, in bp		571	1,687	1,425
			Discount rate, in %		7	23	15
Total level 3 liabilities at fair value	21,547
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.

Fair value, unfunded commitments and term of redemption conditions
end of	6M16							2015
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	0		0		0	0		2		0		2	0
Equity funds	69		1,701	[1]	1,770	0		79		1,606	[2]	1,685	0
Equity funds sold short	0		(5)		(5)	0		0		(6)		(6)	0
Total funds held in trading assets and liabilities	69		1,696		1,765	0		81		1,600		1,681	0
Debt funds	200		38		238	0		184		76		260	1
Equity funds	1		0		1	0		0		0		0	0
Others	0		35		35	0		0		35		35	0
Hedge funds	201		73	[3]	274	0		184		111	[4]	295	1
Debt funds	7		0		7	5		11		0		11	17
Equity funds	227		0		227	55		428		0		428	114
Real estate funds	221		0		221	57		282		0		282	76
Others	125		0		125	65		312		0		312	141
Private equities	580		0		580	182		1,033		0		1,033	348
Equity method investments	444		96		540	76		660		196		856	100
Total funds held in other investments	1,225		169		1,394	258		1,877		307		2,184	449
Total fair value	1,294	[5]	1,865	[6]	3,159	258	[7]	1,958	[5]	1,907	[6]	3,865	449	[7]
1
46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 29% is redeemable on an annual basis with a notice period of more than 60 days, 18% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 7% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

2
40% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 31% is redeemable on an annual basis with a notice period of more than 60 days, 23% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 6% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

3
72% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 18% is redeemable on demand with a notice period primarily of less than 30 days, 7% is redeemable on an annual basis with a notice period of more than 60 days, and 3% is redeemable on a monthly basis with a notice period of more than 30 days.

4
87% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 5% is redeemable on demand with a notice period primarily of less than 30 days, 5% is redeemable on an annual basis with a notice period of more than 60 days, and 3% is redeemable on a monthly basis with a notice period of more than 30 days.

5 Includes CHF 179 million and CHF 464 million attributable to noncontrolling interests in 6M16 and 2015, respectively.
6 Includes CHF 5 million and CHF 9 million attributable to noncontrolling interests in 6M16 and 2015, respectively.
7 Includes CHF 51 million and CHF 176 million attributable to noncontrolling interests in 6M16 and 2015, respectively.
Nonrecurring fair value changes
end of	6M16	2015
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.2	0.1
of which level 2	0.2	0.1

Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
end of	6M16			2015
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,364	5,106	(3,742)	1,628	5,019	(3,391)
Financial instruments (CHF million)
Interest-bearing deposits with banks	0	0	0	2	2	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	79,927	79,790	137	83,565	83,397	168
Loans	20,831	21,858	(1,027)	20,820	22,289	(1,469)
Other assets [1]	12,137	16,323	(4,186)	23,906	30,308	(6,402)
Due to banks and customer deposits	(1,073)	(960)	(113)	(913)	(826)	(87)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(18,114)	(18,100)	(14)	(32,398)	(32,381)	(17)
Short-term borrowings	(2,996)	(3,063)	67	(3,112)	(3,263)	151
Long-term debt	(73,070)	(77,903)	4,833	(80,002)	(84,351)	4,349
Other liabilities	(1,069)	(2,609)	1,540	(984)	(2,619)	1,635
1 Primarily loans held-for-sale.
Gains and losses on financial instruments
in	6M16		6M15
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	1	[1]	(19)	[2]
of which related to credit risk	0		(3)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	670	[1]	640	[1]
Other investments	224	[2]	(39)	[2]
of which related to credit risk	(5)		(2)
Loans	912	[1]	442	[1]
of which related to credit risk	(106)		45
Other assets	(282)	[2]	355	[1]
of which related to credit risk	(264)		(64)
Due to banks and customer deposits	(65)	[2]	36	[2]
of which related to credit risk	(5)		27
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(83)	[1]	47	[2]
Short-term borrowings	437	[2]	(18)	[2]
Long-term debt	(1,446)	[2]	647	[2]
of which related to credit risk	–		287	[3]
Other liabilities	319	[2]	188	[2]
of which related to credit risk	223		10
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3
Changes in fair value related to credit risk are due to the change in the Bank's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes.

Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI		[1]	Gains/(losses) recorded in AOCI transferred to net income	[1]
in	6M16	Cumulatively		6M16
Financial instruments (CHF million)
Deposits	(1)	0		0
Short-term borrowings	(1)	(1)		0
Long-term debt	2	1,763		0
of which treasury debt over two years	(22)	696		0
of which structured notes over two years	30	1,058		0
Total	0	1,762		0
1 Amounts are reflected gross of tax.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
6M16 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	42,509	0	42,509	0	42,509
Loans	232,885	7	234,524	6,406	240,937
Other financial assets [1]	180,004	111,844	66,548	1,828	180,220
Financial liabilities
Due to banks and deposits	355,338	193,967	161,312	0	355,279
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14,385	0	14,351	0	14,351
Short-term borrowings	8,182	0	8,184	0	8,184
Long-term debt	121,533	0	122,463	594	123,057
Other financial liabilities [2]	68,064	2,292	65,321	460	68,073
2015 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	39,871	0	39,872	0	39,872
Loans	231,395	4	232,391	6,150	238,545
Other financial assets [1]	150,743	90,740	58,456	1,796	150,992
Financial liabilities
Due to banks and deposits	349,015	197,645	151,774	0	349,419
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14,200	0	14,401	0	14,401
Short-term borrowings	5,546	0	5,545	0	5,545
Long-term debt	112,091	0	112,638	778	113,416
Other financial liabilities [2]	63,970	32	63,496	578	64,106
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

29 Assets pledged and collateral
> Refer to “Note 30 – Assets pledged and collateral” in III –
Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q16 and to ”Note 35 – Assets pledged and collateral” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2015 for further information.
Assets pledged
end of	6M16	2015
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	111,200	130,983
of which encumbered	80,600	91,278
Collateral
end of	6M16	2015
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	386,480	422,659
of which sold or repledged	184,548	186,298
30 Litigation
> Refer to “Note 31 – Litigation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q16 for further information.

CREDIT SUISSE

Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com